Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Exchange Act of 1934

The following summary of the material terms of the capital stock of Helix Energy Solutions Group, Inc. (“Helix,” “we” and “our”), as well as certain additional information, does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation (the “Certificate”), and our Bylaws (the “Bylaws”). You are encouraged to read our Certificate, Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), for additional information.

The description below reflects the Certificate and Bylaws as those documents will be in effect following the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 22, 2026, among Helix, Odyssey Sub, Inc., Hercules Sub LLC and Hornbeck Offshore Services, Inc. (the “Merger Agreement”), and assumes approval by Helix’s shareholders of all shareholder proposals relating to the Certificate proposed to the Helix shareholders at the special meeting of Helix shareholders in connection with the transactions contemplated by the Merger Agreement.

General

Our Certificate authorizes the issuance of 410,000,000 shares of capital stock, consisting of (i) up to 400,000,000 shares of common stock, par value $0.00001 per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”).

Description of Common Stock

Voting Rights

Each Helix stockholder is entitled to one vote for each share of capital stock entitled to vote on the subject matter under consideration held by such stockholder. The holders of shares of our Common Stock do not have cumulative voting rights.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, in the amounts and at the times declared by the board of directors of Helix (the “Board”).

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock and payment of claims of creditors.

Assessment and Redemption

All shares of our Common Stock are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of our Common Stock.

Preemptive Rights

Holders of our Common Stock do not have any preemptive right to subscribe to an additional issue of our Common Stock or to any security convertible into such stock.

Limitations on Ownership by Non-U.S. Citizens

We are subject to the Jones Act (as defined in our Certificate), which, subject to limited exceptions, restricts maritime transportation of merchandise between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, crewed by U.S. citizens or lawful permanent residents, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of our outstanding shares of each class or series of the capital stock must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of our outstanding Common Stock is owned by U.S. citizens, our Certificate restricts ownership of the shares of our outstanding Common Stock by non-U.S. citizens in the aggregate to not more than 21%, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of our Common Stock to be owned by non-U.S. citizens on and after the date on which our Certificate was filed with the Secretary of State of the State of Delaware (the “Effective Date”). Our Certificate further prohibits the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 21% of our issued and outstanding Common Stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of our issued and outstanding Common Stock. Our Certificate further provides the Board with authority to redeem any share of Common Stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 21% of our issued and outstanding Common Stock, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of our Common Stock to be owned by non-U.S. citizens on and after the Effective Date. In the event the Board authorizes such a redemption, we would instruct our transfer agent to issue one of our Jones Act Warrants (as defined in our Certificate), or in certain situations, cash or interest bearing promissory notes, in respect of shares of Common Stock that caused ownership by non-U.S. citizens to exceed the applicable permitted limit, and such holder(s)’ interests in those shares will be terminated. Our Certificate further provides that we may require beneficial owners of our Common Stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of Common Stock held by such beneficial owner until confirmation of its citizenship status is received.

Listing

Our Common Stock is listed on the New York Stock Exchange under the symbol “HOS.”

Description of Preferred Stock

Our Board is authorized to issue up to 10,000,000 shares of our Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of Preferred Stock so designated, our Board is also authorized to increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding. Our Board will be able to authorize the issuance of Preferred Stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and could adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock. We have no current plan to issue any shares of Preferred Stock in the foreseeable future.

Description of Warrants

Jones Act Warrants

The Jones Act Warrants (as defined in our Certificate) have a perpetual term and are exercisable until the date on which no Jones Act Warrants remain outstanding. Each Jones Act Warrant represents the right to purchase one share of our Common Stock for an exercise price of $0.00001 per share, subject to the terms and conditions of the Jones Act Warrant Agreement (as defined in our Certificate) pursuant to which such warrants are issued, including the limitations on foreign ownership as set forth in our Certificate that are intended to assist us in complying with the Jones Act.

Computershare Inc., a Delaware corporation, together with its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, is the warrant agent for the Jones Act Warrants.

Creditor Warrants

The warrants issued pursuant to the Creditor Warrant Agreement dated as of September 4, 20220 between Hornbeck Offshore Services, Inc. and Computershare, Inc. and Computershare Trust Company, N.A., collectively as warrant agent (such warrants, the “Creditor Warrants” and such agreement, the “Creditor Warrant Agreement”), have seven-year terms and are exercisable through September 4, 2027. Each Creditor Warrant represents the right to purchase one share of our Common Stock at an exercise price of approximately $2.71 per share (based on the current exercise price of the Creditor Warrants, after adjusting for the exchange ratio), subject to certain adjustments as provided in the Creditor Warrant Agreement pursuant to which such warrants were issued. All unexercised Creditor Warrants will expire, and the rights of the holders of Creditor Warrants to purchase shares of our Common Stock will terminate on the first to occur of (i) the close of business on September 4, 2027, or (ii) upon their earlier exercise or settlement in accordance with the terms of the Creditor Warrant Agreement.

Computershare Inc., a Delaware corporation, together with its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, is the warrant agent for the Creditor Warrants.

Anti-Takeover and Other Provisions Contained in our Certificate and Bylaws

Our Certificate and Bylaws contain a number of provisions that could make the acquisition of Helix by means of a tender or exchange offer, a proxy contest or otherwise more difficult.

Classified Board; Removal of Directors

Helix’s directors, other than those who may be elected by the holders of any series of Preferred Stock, are divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. The term of office of the initial Class II directors shall expire at the first annual meeting of stockholders following the Effective Date, the term of office of the initial Class I directors shall expire at the second annual meeting of stockholders after the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders after the Effective Date.

At each annual meeting of stockholders, directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified.

Our Certificate provides that, subject to the rights granted pursuant to the Securityholders Agreement (as defined in our Certificate), any or all of Helix’s directors may be removed at any time with or without cause, but only by the affirmative vote of stockholders representing at least 68% of the voting power of all then-outstanding shares of our stock entitled to vote thereon, voting as a single class.

Advance Notice of Stockholder Business Proposals and Nominations

Our Bylaws provide an advance notice requirement with respect to stockholder proposals of business at annual meetings and stockholder nominations of candidates for election as directors at annual or special meetings of the stockholders.

Amendment of Certain Provisions of the Certificate and Bylaws

Our Certificate provides that the Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, our Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or our Certificate. Helix’s stockholders may only alter, amend, repeal or rescind, in whole or in part, any provision of our Bylaws or adopt any provision inconsistent therewith with the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

In addition, the following provisions of our Certificate, including any relevant definitions, may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:

•	Article VI (Management);

•	Article VII (Liability of Directors and Officers);

•	Article IX (Corporate Opportunities);

•	Article X (Meetings of Stockholders);

•	Article XI (Business Combinations);

•	Article XII (Amendment);

•	Article XIV (Submission to Jurisdiction); and

•	Article XV (Jones Act Compliance).